Exhibit 99.1

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Third Quarter 2011

Unaudited Financial Results

(Beijing — November 17, 2011) — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2011.

William Ding, Chief Executive Officer and Director of NetEase, stated, “We continued to achieve dynamic growth across our business during the third quarter. The popularity of our self-developed games, as well as continued interest in Blizzard Entertainment’s World of Warcraft®, led our 12.9% quarter-over quarter and 39.5% year-over-year growth in total revenue. For the third quarter, online games revenue rose 11.3% sequentially and 39.8% year-over-year, followed by strong advertising services sales, which increased 30.0%, compared with the prior quarter and 36.1% year-over-year.”

“Open beta testing and successful promotional activities for Heroes of Tang Dynasty contributed to record revenue and user statistics for this game during the quarter, and we plan to release its first expansion pack in December. In conjunction with its ninth commercial anniversary on August 15, Westward Journey Online II continued to perform well during the quarter. In addition, we launched our latest expansion packs for Westward Journey Online III and Warsong of Westward Journey in August, and Fantasy Westward Journey in September.  As a follow up to the success of Ghost’s unlimited closed beta testing, we launched its full scale closed beta testing in September, and reached record high PCU in October. To further extend our games pipeline and address the expanding web-based game market in China, we initiated closed beta testing for two new web-based games during the third quarter.”

“In late October, we released Tianxia III, a 3D MMORPG. This comprehensive upgrade is designed to leverage the strong Tianxia II user base and further enhance our leading position in the 3D game market.  Before the end of the year, we expect to launch expansion packs for Datang, Heroes of Tang Dynasty and New Fly for Fun. In December, Legend of Fairy, a new European-style fairy-themed MMORPG for relatively casual game players, will enter unlimited closed beta testing.  We plan to utilize our extensive research and development capabilities to introduce a variety of new self-developed games, including three that are currently under development, and two of which we plan to release for beta testing in mid-2012.”

“The 11.0% revenue contribution from our advertising services segment was based on seasonality, as well as further recognition by advertisers for our content innovation, service integration, new product development and increased user appeal for the NetEase portal.  Compared with the same period last year, we benefited from increased interest from advertisers in the food and beverage, financial services, cosmetic products, real estate, retail and services sectors.”

Mr. Ding continued, “Our mailbox services, micro-blogging and search-based products also continue to gain traction among users.  As of September 30, 2011, the number of registered NetEase email users grew to 430 million, an increase of 4.9% over the second quarter, and the number of micro-blogging users soared to 88.5 million, an improvement of 68.6% over the second quarter.”

Mr. Ding concluded, “We continue to advance products and services with a focus on growing our three principal businesses. Through our strategic initiatives to further diversify our games pipeline, advance NetEase’s position as the leading email service provider in China and further cultivate our portal business, we believe we can continue to deliver the most innovative products and services that shape the Chinese internet market.”

Third Quarter 2011 Financial Results

Revenues

Total revenues for the third quarter of 2011 were RMB2.0 billion (US$314.8 million), compared to RMB1.8 billion and RMB1.4 billion for the preceding quarter and the third quarter of 2010, respectively.

Revenues from online games were RMB1.8 billion (US$275.3 million) for the third quarter of 2011, compared to RMB1.6 billion and RMB1.3 billion for the preceding quarter and the third quarter of 2010, respectively.

Revenues from advertising services were RMB220.5 million (US$34.6 million) for the third quarter of 2011, compared to RMB169.6 million and RMB162.0 million for the preceding quarter and the third quarter of 2010, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB31.3 million (US$4.9 million) for the third quarter of 2011, compared to RMB30.7 million and RMB20.9 million for the preceding quarter and the third quarter of 2010, respectively.

Gross Profit

Gross profit for the third quarter of 2011 was RMB1.3 billion (US$208.1 million), compared to RMB1.2 billion and RMB952.0 million for the preceding quarter and the third quarter of 2010, respectively. The quarter-over-quarter increase in gross profit was primarily attributable to the increase in game revenues from the Company’s self-developed games, such as Fantasy Westward Journey, Heroes of Tang Dynasty and Ghost, as well as increased advertising service revenue, partially offset by increased cost of revenues.  Fantasy Westward Journey performed well during the current quarter, which was mainly attributable to seasonality and enhanced game content.  Revenue from Heroes of Tang Dynasty grew steadily since its open beta testing in June 2011, and Ghost continued its strong performance during its unlimited closed beta testing in the third quarter.  The quarter-over-quarter increase in advertising services revenue was primarily attributable to seasonality and increasing appeal of the

Company’s portal to users and advertisers.  Increased cost of revenues was primarily due to increased royalties and consultancy fees related to the operation of Blizzard Entertainment’s StarCraft® II and World of Warcraft, increased staff-related costs during the third quarter of 2011.

The year-over-year increase in gross profit was primarily attributable to increased revenues from both the online games and advertising businesses, partially offset by increased cost of revenues related mainly to the online games business. The year-over-year increase in online games revenue was primarily driven by increased revenues from the Company’s self-developed games, as well as increased revenue from World of Warcraft.  Revenues from self-developed games increased primarily as a result of various expansion packs and promotional activities in the third quarter of 2011, as well as the unlimited closed beta testing of Ghost starting in April 2011 and the open beta testing of Heroes of Tang Dynasty starting in June 2011. The year-over-year increase in revenue from World of Warcraft was mainly due to the release of the game’s two expansions, Wrath of the Lich King™ and Cataclysm™, in mainland China in August 2010 and July 2011, respectively. The year-over-year increase in cost of revenues for the online games business was mainly due to increased royalties and consultancy fees related to World of Warcraft and StarCraft II operations and increased staff-related costs, resulting from increased headcount in 2011. The year-over-year increase in advertising services revenue was primarily due to continued rising demand for advertising services, primarily from food and beverage products, financial services and Internet services sectors.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the third quarter of 2011 was 71.5%, compared to 70.2% and 71.8% for the preceding quarter and the third quarter of 2010, respectively.

Gross profit margin for the advertising business for the third quarter of 2011 was 48.4%, compared to 43.9% and 51.5% for the preceding quarter and the third quarter of 2010, respectively.  The quarter-over-quarter increase in gross profit margin was mainly due to economies of scale as advertising revenue increased in the third quarter without a corresponding increase in advertising related costs.

Gross loss margin for the WVAS and others business for the third quarter of 2011 was 13.2%, compared to gross loss margin of 7.8% and 42.4% for the preceding quarter and the third quarter of 2010, respectively.  The quarter over quarter increase in gross loss margin is mainly due to an increase in staff-related costs. The year-over-year decrease in gross loss margin is mainly due to increased revenues from the e-commence business and mailbox services.

Operating Expenses

Total operating expenses for the third quarter of 2011 were RMB408.2 million (US$64.0 million), compared to RMB365.8 million and RMB365.0 million for the preceding quarter and the third quarter of 2010, respectively. The quarter-over-quarter increase in operating expenses was primarily due to increased selling and marketing expenses, mainly resulting from increased marketing promotional activities for Fantasy Westward Journey and Warsong of Westward Journey, increased staff-related costs resulting from increased headcount in research and development, and the reversal of share-based compensation costs and accrued bonuses relating to the resignation of a senior executive and certain staff in the preceding quarter.  The year-over-year increase in operating expenses was primarily due to the increased staff-related costs as explained above and a change in bad debt provision. The Company reversed a RMB18.7 million bad debt provision in the third quarter of 2010 mainly resulting from the satisfactory legal settlement of an outstanding accounts receivable balance. The increase was partially offset by a decrease in selling and marketing expenses, which was primarily due to the non-recurrence of marketing promotional expenses associated with the celebration of the first anniversary of Tianxia II in the third quarter of 2010.

Net Profit

Net profit for the third quarter of 2011 totaled RMB825.8 million (US$129.5 million), compared to RMB772.5 million and RMB585.3 million for the preceding quarter and the third quarter of 2010, respectively.  During the third quarter of 2011, the Company reported a net foreign exchange loss of RMB65.0 million (US$10.2 million), compared to a net foreign exchange loss of RMB3.0 million and a net foreign exchange gain of RMB54.3 million for the preceding quarter and the third quarter of 2010, respectively.

The quarter-over-quarter and year-over-year foreign exchange gains/losses were mainly due to the exchange gains/losses arising from the Company’s Euro-denominated bank deposit balances as of September 30, 2011 as the exchange rate of the Euro against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.99 each for the third quarter of 2011.  The Company reported basic and diluted earnings per ADS of US$0.93 each for the preceding quarter, and basic and diluted earnings per ADS of US$0.71 and US$0.70, respectively, for the third quarter of 2010.

Income Taxes

The Company recorded a net income tax charge of RMB140.5 million (US$22.0 million) for the third quarter of 2011, compared to RMB92.4 million and RMB91.3 million for the preceding quarter and for the third quarter of 2010, respectively.  The effective tax rate for the third quarter of 2011 was 14.7%, compared to 10.9% for the preceding quarter and 13.7% for the third quarter of 2010.

The Company’s various principal subsidiaries enjoyed the preferential enterprise income tax rate of 15% as High and New Technology Enterprises from 2008 to 2010. These subsidiaries are currently in the process of applying to renew the High and New Technology Enterprises qualification and expect to be able to retain this qualification for 2011 to 2013 as the qualification criteria remain unchanged.  The quarter-over-quarter increase in effective tax rate was mainly due to the fact that the above-mentioned foreign exchange losses in the third quarter of 2011 occurred in certain tax-exempt entities.

Other Information

As of September 30, 2011, the Company’s total cash and time deposit balance was RMB11.3 billion (US$1.8 billion), compared to RMB9.5 billion, as of December 31, 2010.  Total held-to-maturity investments balance was RMB596.5 million (US$93.5 million) as of September 30, 2011 (there were no such investments as of December 31, 2010).  Cash flow generated from operating activities was RMB864.9 million (US$135.6 million) for the third quarter of 2011, compared to RMB995.0 million and RMB532.6 million for the preceding quarter and the third quarter of 2010, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.3780 on September 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2011, or at any other certain date.  The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 16, 2011 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 17, 2011).  NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2068 (international: 1-480-629-9712), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4482741#.  The replay will be available through December 1, 2011.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed games, Blizzard Entertainment’s World of Warcraft and StarCraft II.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.  NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web, which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China.  Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:  the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost and Legend of Fairy or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Fantasy Westward Journey, Tianxia II, Westward Journey Online III, and Warsong of Westward Journey, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenue; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its micro-blogging services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2010	2011	2011
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalent	1,285,137	1,943,529	304,724
Time deposits	8,193,972	9,361,447	1,467,772
Restricted cash	140,599	273,799	42,929
Accounts receivable, net	256,335	231,167	36,244
Prepayments and other current assets	678,793	963,896	151,128
Held-to-maturity investments	—	596,471	93,520
Deferred tax assets	72,059	133,733	20,968
Total current assets	10,626,895	13,504,042	2,117,285

Non-current assets:
Property, equipment and software, net	755,778	756,165	118,558
Land use right, net	12,046	11,852	1,858
License right, net	144,637	122,075	19,140
Deferred tax assets	1,530	2,897	454
Other long-term assets	45,776	65,729	10,306
Total non-current assets	959,767	958,718	150,316
Total assets	11,586,662	14,462,760	2,267,601

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	130,558	127,466	19,984
Salary and welfare payables	181,973	195,823	30,703
Taxes payable	289,332	377,350	59,165
Deferred revenue	773,952	1,017,850	159,588
Accrued liabilities and other payables	452,412	539,618	84,606
Total current liabilities	1,828,227	2,258,107	354,046

Long-term payable:
Other long-term payable	33,342	33,293	5,220
Deferred tax liabilities	1,455	—	—
Total long-term payable	34,797	33,293	5,220

Total liabilities	1,863,024	2,291,400	359,266

Total NetEase.com, Inc.’s equity	9,740,811	12,217,195	1,915,521
Non-controlling interests	(17,173)	(45,835)	(7,186)
Total shareholders’ equity	9,723,638	12,171,360	1,908,335

Total liabilities and shareholders’ equity	11,586,662	14,462,760	2,267,601

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,255,922	1,577,810	1,755,709	275,276
Advertising services	162,012	169,644	220,476	34,568
Wireless value-added services and others	20,867	30,669	31,300	4,907

Total revenues	1,438,801	1,778,123	2,007,485	314,751
Business taxes	(38,354)	(44,507)	(49,583)	(7,774)

Total net revenues	1,400,447	1,733,616	1,957,902	306,977

Total cost of revenues	(448,428)	(580,756)	(630,456)	(98,849)

Gross profit	952,019	1,152,860	1,327,446	208,128

Operating expenses:
Selling and marketing expenses	(241,158)	(212,898)	(225,282)	(35,321)
General and administrative expenses	(38,338)	(49,845)	(61,263)	(9,605)
Research and development expenses	(85,551)	(103,008)	(121,662)	(19,075)
Total operating expenses	(365,047)	(365,751)	(408,207)	(64,001)

Operating profit	586,972	787,109	919,239	144,127
Other income (expenses):
Investment income	65	399	3,693	579
Interest income	36,248	59,419	68,647	10,763
Exchange gains (losses)	54,260	(2,961)	(64,977)	(10,188)
Other, net	(10,155)	6,381	28,155	4,414

Net income before tax	667,390	850,347	954,757	149,695
Income tax	(91,268)	(92,428)	(140,499)	(22,029)

Net income	576,122	757,919	814,258	127,666
Net loss (income) attributable to non-controlling interests	9,195	14,577	11,498	1,803
Net income attributable to the NetEase.com, Inc.’s shareholders	585,317	772,496	825,756	129,469

Earnings per share, basic	0.18	0.24	0.25	0.04
Earnings per ADS, basic	4.50	5.92	6.32	0.99
Earnings per share, diluted	0.18	0.24	0.25	0.04
Earnings per ADS, diluted	4.48	5.90	6.30	0.99

Weighted average number of ordinary shares outstanding, basic	3,248,176	3,264,927	3,268,673	3,268,673
Weighted average number of ADS outstanding, basic	129,927	130,597	130,747	130,747
Weighted average number of ordinary shares outstanding, diluted	3,264,036	3,275,651	3,277,636	3,277,636
Weighted average number of ADS outstanding, diluted	130,561	131,026	131,105	131,105

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2010	2011	2011	2011	2011
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	576,122	734,573	757,919	814,258	127,666
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,003	65,706	75,895	75,315	11,809
Share-based compensation cost	40,667	38,238	15,710	22,941	3,597
Allowance for (reversal of) provision for doubtful debts	(18,721)	(1,366)	1,788	6,206	973
Loss/(gain) on disposal of property, equipment and software	2,867	4	(49)	6	1
Unrealized exchange losses/(gains)	(56,091)	(31,077)	(1,238)	67,314	10,554
Deferred income taxes	28,970	(8,401)	(33,430)	(22,665)	(3,554)
Net equity share of losses/(gains) from associated companies	246	330	(778)	633	99
Others	—	(162)	162	(3,308)	(519)
Changes in operating assets and liabilities:
Accounts receivable	9,588	75,613	(20,211)	(51,205)	(8,028)
Prepayments and other current assets	(303,527)	54,987	125,434	(343,763)	(53,898)
Accounts payable	11,352	(18,560)	(2,429)	29,222	4,582
Salary and welfare payables	(16,203)	(64,934)	40,634	38,150	5,981
Taxes payable	(1,232)	(30,719)	4,201	62,553	9,808
Deferred revenue	100,420	91,107	59,969	92,822	14,553
Accrued liabilities and other payables	101,182	63,976	(28,574)	76,458	11,988
Net cash provided by operating activities	532,643	969,315	995,003	864,937	135,612

Cash flows from investing activities:
Purchase of property, equipment and software	(95,931)	(141,157)	(36,130)	(61,411)	(9,629)
Proceeds from sale of property, equipment and software	219	1	49	170	27
Purchase of held-to-maturity investments	—	—	(170,000)	(423,163)	(66,347)
Purchase of license right	—	—	(39,300)	—	—
Transfer to restricted cash	—	—	(35,000)	(98,200)	(15,397)
Net change in time deposits with terms of three months	(727,576)	231,682	12,928	(438,342)	(68,727)
Placement/rollover of matured time deposits	(2,231,621)	(2,863,899)	(1,551,500)	(2,702,844)	(423,776)
Uplift of matured time deposits	2,097,921	2,157,008	1,002,444	2,941,207	461,149
Net change in other assets	(4,099)	(5,844)	(14,115)	(1,673)	(262)
Net cash used in investing activities	(961,087)	(622,209)	(830,624)	(784,256)	(122,962)

Cash flows from financing activities:
Capital contribution from non-controlling interests	—	—	226	—	—
Proceeds from employees exercising stock options	10,047	30,252	10,728	22,480	3,525
Payment of other long-term payable	—	(10)	—	—	—
Net cash provided by financing activities	10,047	30,242	10,954	22,480	3,525

Effect of exchange rate changes on cash held in foreign currencies	(2,380)	7,112	(438)	(4,124)	(647)
Net increase/(decrease) in cash	(420,777)	384,460	174,895	99,037	15,528
Cash, beginning of the period	2,084,887	1,285,137	1,669,597	1,844,492	289,196
Cash, end of the period	1,664,110	1,669,597	1,844,492	1,943,529	304,724

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	56,534	91,682	78,818	71,301	11,179
Supplemental schedule of non-cash investing and financing activities
Fixed asset purchases financed by accounts payable	105,574	64,347	91,811	63,254	9,918

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,255,922	1,577,810	1,755,709	275,276
Advertising services	162,012	169,644	220,476	34,568
Wireless value-added services and others	20,867	30,669	31,300	4,907
Total revenues	1,438,801	1,778,123	2,007,485	314,751

Business taxes:
Online game services	(22,639)	(27,567)	(27,704)	(4,344)
Advertising services	(15,326)	(16,261)	(21,040)	(3,299)
Wireless value-added services and others	(389)	(679)	(839)	(131)
Total business taxes	(38,354)	(44,507)	(49,583)	(7,774)

Net revenues:
Online game services	1,233,283	1,550,243	1,728,005	270,932
Advertising services	146,686	153,383	199,436	31,269
Wireless value-added services and others	20,478	29,990	30,461	4,776
Total net revenues	1,400,447	1,733,616	1,957,902	306,977

Cost of revenues:
Online game services	(348,165)	(462,444)	(493,025)	(77,301)
Advertising services	(71,105)	(85,978)	(102,958)	(16,143)
Wireless value-added services and others	(29,158)	(32,334)	(34,473)	(5,405)
Total cost of revenues	(448,428)	(580,756)	(630,456)	(98,849)

Gross profit (loss):
Online game services	885,118	1,087,799	1,234,980	193,631
Advertising services	75,581	67,405	96,478	15,126
Wireless value-added services and others	(8,680)	(2,344)	(4,012)	(629)
Total gross profit	952,019	1,152,860	1,327,446	208,128

Gross profit (loss) margin:
Online game services	71.8%	70.2%	71.5%	71.5%
Advertising services	51.5%	43.9%	48.4%	48.4%
Wireless value-added services and others	(42.4)%	(7.8)%	(13.2)%	(13.2)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:             The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.3780 on September 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:             Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	14,044	11,565	11,121	1,744
Operating expenses
- Selling and marketing expenses	3,210	2,217	1,989	312
- General and administrative expenses	13,515	(4,517)	3,514	551
- Research and development expenses	9,898	6,445	6,317	990

In the second quarter of 2011, share-based compensation cost of RMB9.4 million, which had been previously recorded, was reversed due to the resignation of certain staff and members of management in that quarter.

Note 3:              In the fourth quarter of 2010, management of the Company decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs previously recorded under general and administration to the respective functions based on headcount under cost of revenue, selling and marketing, research and development and general and administration.  The change was implemented to better reflect staff-related operating cost.  Reclassifications have been made to cost of revenue and operating expense amounts in the condensed consolidated statements of operations and segment information for the relevant prior period in order to conform to the current period’s presentation.  There is no change to the condensed consolidated balance sheets and the condensed consolidated statements of cash flows.